EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Quarters Ended

	March 31, 2014		December 31, 2013		March 31, 2013
Earnings:
Net income	$117.2		$129.9		$162.6
Provision for income taxes	14.2		31.2		15.2
Income before provision for income taxes	131.4		161.1		177.8
Fixed Charges:
Interest and debt expenses on indebtedness	290.9		286.7		291.9
Interest factor: one-third of rentals on real and personal properties	1.9		1.6		2.7
Total fixed charges for computation of ratio	292.8		288.3		294.6
Total earnings before provision for income taxes and fixed charges	$424.2		$449.4		$472.4
Ratios of earnings to fixed charges	1.45	x	1.56	x	1.60	x